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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                                SCHEDULE TO
                              (RULE 14d-100)
    Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934

                             (AMENDMENT NO. 2)

                                 IBP, INC.
                         (Name of Subject Company)

                       LASSO ACQUISITION CORPORATION
                             TYSON FOODS, INC.
                     (Name of Filing Persons-Offeror)

                  COMMON STOCK, PAR VALUE $.05 PER SHARE
                      (Title of Class of Securities)
                              _______________

                                 449223106
                   (Cusip Number of Class of Securities)

                                LES BALEDGE
                             TYSON FOODS, INC.
                          2210 West Oakland Drive
                        Springdale, Arkansas  72762
                         Telephone: (501) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                                Copies to:
                              Mel M. Immergut
                             Lawrence Lederman
                    Milbank, Tweed, Hadley & McCloy LLP
                         One Chase Manhattan Plaza
                         New York, New York 10005
                         Telephone: (212) 530-5732

                         CALCULATION OF FILING FEE
               Transaction                        Amount of
                valuation*                        filing fee
             $1,360,751,011                      $272,150.20

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 52,336,577 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $26.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,610,334 Shares of IBP, inc. outstanding as of November 1, 2000 (as reported in IBP, inc.'s Form 10-Q for the 39 weeks ended September 23, 2000).



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[X]Check box if any part of the fee is offset as provided by Rule 0-
  11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 272,150.20       Filing Party:  Tyson Foods, Inc.
                                         (Offeror Parent) and Lasso
                                         Acquisition Corporation
Form or Registration No.:  Schedule TO   Date Filed: December 12, 2000

[_]    Check the box if the filing relates solely to preliminary
  communications  made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*

*  Previously filed.
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                                 SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   TYSON FOODS, INC.

                                        /s/ LES BALEDGE
                                   --------------------------
                                          (Signature)
                                   Les Baledge, Executive Vice
                                     President and General Counsel


                                   ------------------------------
                                         (Name and Title)
                                         December 13, 2000
                                   ------------------------------
                                               (Date)
                                   LASSO ACQUISITION CORPORATION
                                          /s/ LES BALEDGE
                                   ------------------------------
                                            (Signature)
                                   Les Baledge, Executive Vice President
                                   -------------------------------------
                                          (Name and Title)
                                         December 13, 2000
                                   -------------------------------------
                                               (Date)

                               EXHIBIT INDEX
Exhibit No.
-----------
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*

*     Previously filed.









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                                                       Exhibit(a)(9)
Contact:  Media
Ed Nicholson (501) 290-4591

Contact: Investors
Louis Gottsponer (501) 290-4826


      Additional Information Regarding Tyson Cash Tender Offer To IBP
                               Shareholders


         Springdale, AR (December 12, 2000)--The commencement of the Tyson Foods, Inc. (NYSE: TSN) offer was not objected to by the IBP Special Committee because the Tyson offer is conditional on an agreed upon definitive merger agreement. Tyson's tender shows that Tyson can deliver value to IBP's shareholders, both in cash and stock, quickly and with certainty.
      Tyson said that its offer has been made under the terms of the same confidentiality agreement signed by both Tyson and Smithfield.

Forward Looking Statements.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.









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Important Information
Lasso Acquisition Corporation ("Lasso"), a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") is commencing an offer for up to 50.1% of the outstanding shares of common stock, on a fully-diluted basis of IBP, inc ("IBP") at 26.00 net per share to seller in cash. The offer currently is scheduled to expire at 12:00 midnight, Eastern Standard Time, on Wednesday, January 10, 2001, unless extended by Lasso in its discretion.

Tyson's offer is being made only by way of an Offer to Purchase and related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of IBP's shares. More detailed information pertaining to Tyson's offer and the proposed merger will be set forth in appropriate filings to be made with the SEC, if and when made. Shareholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Tyson, Lasso and IBP, without charge, at the SEC's internet site (http://www.sec.gov). Copies of any filings containing information about Tyson can also be obtained, without charge, by directing a request to Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999,
Attention: Office of the Corporate Secretary (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this press release, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This press release is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.